January 5, 2016

Via EDGAR

Kim McManus

Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Finance Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed May 15, 2015

File No. 0-55197

Form 8-K

Filed May 19, 2015

File No. 0-55197

Dear Ms. McManus:

On behalf of American Finance Trust, Inc., a Maryland corporation (the “Company”), please find transmitted herewith for filing, in connection with the above-captioned Form 10-K (the “Form 10-K”) and Form 8-K (the “Form 8-K”) of the Company, the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 23, 2015.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Form 10-K.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Form 10-K for the fiscal year ended December 31, 2014

General

1.	On your cover page you disclose the “aggregate market value” of your common stock as of June 30, 2014. In future Exchange Act periodic reports, please revise to reframe this value in a different manner since there is no market for your common stock. To the extent you disclose an aggregate value for the company, please clearly disclose the basis for the per share value used.

The Company undertakes to reframe this value in future Exchange Act periodic reports as requested.

Item 5. Market for Registrant’s Common Equity…

Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 55

2.	We note your tabular disclosure on page 56 summarizing the repurchases of shares under the SRP. You disclose the number of repurchase requests and shares repurchased under the SRP. We understand that the table includes 92 unfulfilled repurchase requests that were approved for repurchase as of December 31, 2014 and completed in the first quarter of 2015. It is unclear if the company had any additional unfulfilled repurchase requests. In future Exchange Act reports please disclose the aggregate share amount of redemption requests received, including any unfulfilled requests, during the year or during the period presented in the report.

The Company undertakes to clearly disclose the aggregate share amount of repurchase requests received, including any unfulfilled requests, during the year or during the period presented in future Exchange Act periodic reports as requested.

Form 8-K filed May 19, 2015

3.	We understand that the company ceased publishing NAV following termination of the SRP and suspension of the DRIP, but that it will begin republishing NAV in connection with the implementation of a new SRP. We note your disclosure in the Form 8-K regarding NAV per share approved on May 14, 2015. We further note that you have previously disclosed NAV per share. In future filings, please also include the NAV estimate for the prior period when providing a new NAV estimate.

The Company undertakes to disclose the NAV estimate for the prior period when providing new NAV estimates in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (312) 962-3567.

Very truly yours,

PROSKAUER ROSE LLP

By:	/s/ Michael J. Choate
Michael J. Choate

cc:	Nicholas Radesca

James A. Tanaka, Esq.

Peter M. Fass, Esq.

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